

January 13, 2017

<u>**Via E-Mail**</u>
Peter Cohen-Millstein, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105

     Re: **Gas Transporter of the South Inc.**
               Schedule TO-T filed January 5, 2017 by PCT LLC, Grupo Inversor
                 Petroquímica S.L. and WST S.A.
               SEC File No. 005-46666

Dear Mr. Cohen-Millstein:

We have reviewed your filing and have the following comments.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1.   We note that the bidders are affiliates of the target company. Please provide us your legal analysis of the applicability of Rule 13e-3 to this transaction.

Offer to Purchase

2.   We note the description of the possible arrangement between PCT and PointArgentum Master Fund LP included on page 23. Please provide us with your detailed legal analysis explaining why you do not believe PointArgentum is a bidder in the offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

3.   On a related note, revise your disclosure to clarify whether the price set forth in the Backstop Commitment Letter is higher or lower than the price in the offers and, if so, explain why the prices are different. Also, explain the purpose of the arrangement.

Forward-Looking Statements, page v

4.   We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

Summary Term Sheet, page 1

5.   Refer to the last question on page 3 and similar disclosure elsewhere in the offer document stating that the Offerors "expect" to extend the U.S. Offer to match the expiration date of the Argentine Offer. Please tell us, with a view toward revised disclosure, why you are unable to make a definitive statement in this respect, assuming that the Argentine offer is ultimately approved by the CNV.

Valuation Reports, page 25

6.   Revise your disclosure to describe the material terms of employment, retainer or other arrangement for compensation for the valuation forms retained pursuant to Argentine legal requirements. See Item 1009(a) of Regulation M-A. Also, provide a brief summary of the opinions or reports. See Item 1011(c) of Regulation M-A.

The Tender Offer

Terms of the U.S. Offer and Expiration Date, page 26

7.   Refer to the penultimate paragraph under the heading "Proration." Revise your disclosure to describe the Argentine regulations relating to proration instead of simply referring to the regulations and asking recipients of the offer document to research Argentine law.

8.   Refer to the last paragraph under the heading "Proration." Revise your disclosure to clarify the type of adjustments the U.S. Receiving Agent may make to ensure that no ADS fractions are purchased and how those fractions will be treated.

9.   Refer to the second paragraph under the heading "Extension and Amendment." Revise your disclosure to clarify how the length of the extension of the Argentine Offer will be made and who will make it.

Withdrawal Rights, page 38

10.   Please disclose the back-end withdrawal rights set forth in Section 14(d)(5) of the Securities Exchange Act of 1934.

Certain Information about TGS, page 48

11.   You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the last paragraph of this section.

Certain Information about the Offerors, page 52

12.   We note your disclosure that certain financial statements for GIP and WST have been filed as exhibits to the Schedule TO. Please tell us whether you mailed these exhibits to security holders.

13.   We note your disclosure in response to Item 10 of Schedule TO and your explanations under the heading "The Tender Offer—Section 9. Certain Information about the Offerors" in the U.S. Offer to Purchase as to why you do not believe the financial condition of the Offerors to be material to the decision of holders of Class B Shares or ADSs to tender Class B Shares and/or ADSs in the U.S. Offer. We disagree that the financial information is not material given that the Offerors already own a significant stake in the target and that this tender offer could result in the Offerors holding a fifty percent interest in the subject company. Please provide the financial information required by Item 10 of Schedule TO and Items 1010(a) and (b) of Regulation M-A.

14.   On a related note, revise your disclosure to clarify the accounting principles followed in the audit of the GIP and WST financial statements and, if they were not prepared in accordance with U.S. GAAP, provide the reconciliation required by instruction 8 to Item 10 of Schedule TO.

Conditions of the U.S. Offer, page 65

15.   Please describe the process of obtaining CNV approval, your role in that process and the status of the process currently. We may have further comment.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Thomas at (202) 551-3577 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions